SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Schedule 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

                                  NVF Company
_________________________________________________________________
                               (Name of Issuer)

                         Common Stock, $0.01 par value
_________________________________________________________________
                        (Title of Class of Securities)

                                  6294 491 09
                                (CUSIP Number)

                                Richard H. Rowe
                           1233 - 20th Street, N.W.
                    Washington, D.C.  20036, (202) 416-6820
_________________________________________________________________
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                January 21, 1997
                 ____________________________________________
                     (Date of Event which Requires Filing
                              of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 6294 491 09                 13D             Page 2 of 8 Pages

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      George H. Heyman, Jr.

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)
                                                                  (b)

3     SEC USE ONLY

4     SOURCE OF FUNDS*

           NA

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7     SOLE VOTING POWER

            -0-

8     SHARED VOTING POWER

            -0-

9     SOLE DISPOSITIVE POWER

            -0-

10    SHARED DISPOSITIVE POWER

            -0-


11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

            -0-

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

            0%

14    TYPE OF REPORTING PERSON*


          IN

Item 1.  Security and Issuer

            Common Stock, $0.01 par value
            ("Common Stock")
            NVF Company
            (the "Company")
            6917 Collins Avenue
            Miami Beach, Florida  33141


Item 2.  Identity and Background

      (a)         George H. Heyman, Jr., as Voting Trustee

      (b)         625 Madison Avenue
                  New York, New York  10022

      (c)         Advisory Director
                  Lehman Brothers
                  625 Madison Avenue
                  New York, New York  10022

      (d)(e) Mr. Heyman has not been the subject of any of the types of legal proceedings specified in Items 2(d) and (e).

Item 3.     Source and Amount of Funds or Other Consideration

            See Response to Item 4.

Item 4.     Purpose of Transaction

                  Under the Final Judgment dated December 29, 1993
            (the "Final Judgment"), as to Defendants Victor Posner and Steven Posner in Securities and Exchange Commission v. Drexel Burnham Lambert, Inc., et al., 88 Civ. 6209 (MP) (S.D.N.Y.), Mr. Heyman was appointed as trustee ("Trustee") under a voting trust (the "Trust") for all voting securities owned, directly or indirectly, by Victor Posner and Steven Posner in any company they control (as that term is defined in 17 C.F.R. Sec. 240.12b-2), either individually or jointly with others, that has a class of equity securities registered pursuant to Section 12 of the Securities Exchange Act of 1934 (the "1934 Act") (a "Reporting Company"). The Declaration of Trust (the "Declaration") for that voting trust was incorporated by reference in and its term were made a part of, the Trust Order (the "Trust Order") issued in that civil action on March 2, 1994. On April 12, 1994 stock certificates for 11,923,188 shares of Common Stock were received by the Custodian for the Trustee (the "Custodian") on behalf of Victor Posner. Certificates for 9,597,194 additional shares of Common Stock subsequently were delivered to the Custodian on behalf of Mr. Posner. (The foregoing shares of Common Stock are collectively referred to herein as the "Shares"). Based on information reported in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1993, which the Trustee believed was, at that time, the latest available periodic report filed by the Company under the 1934 Act, the Trustee believed that the Shares represented 23% of the outstanding 93,270,917 shares of Common Stock as of November 2, 1993.

            In addition, the Voting Trustee understands that 891,690 shares of Common Stock were beneficially owned by Steven Posner. These shares also were required to be deposited in the Voting Trust, but were never deposited.

            Under paragraph 5 of the Declaration, except as otherwise provided therein, in respect of any proposal other than the election of directors submitted by a Reporting Company whose securities are subject to the Trust to the holders of such securities or submitted by a third party for their vote, written consent in lieu of a meeting of shareholders ("Consent") or authorization, the Trustee shall instruct the Custodian to vote the securities or give or withhold Consents or authorization in proportion to the votes, Consents or authorizations of the other holders of such securities who cast votes for or against the proposal or give or withhold Consents or authorizations for such proposal. For example, if 51% of the votes cast by the other holders of Common Stock are for the proposal and 49% are against, the Custodian shall be instructed to vote 51% of the Shares for the proposal and 49% of the Shares against the proposal. However, the Trustee, in his sole discretion, upon consideration of the purposes of the Final Judgment, as reflected in the Opinion and Findings (in part) in 88 Civ. 6209 (MP), dated December 1, 1993, and the Supplemental Findings of Fact and Conclusions of Law in that case, of the same date, and the Trust Order, on 10 days advance written notice to the Court, the Securities Exchange Commission and the holders of voting trust certificates, and unless otherwise ordered by the Court, may, but is in no manner obligated to, depart from the proportionate voting provisions of paragraph 5 in any manner he deems necessary to act in accordance with those purposes.

            Election of directors. Subject to the above, in the election of directors where cumulative voting is not provided for, the Trustee shall instruct the Custodian to vote or furnish Consents with respect to, the securities in the same proportion for each nominee as the other holders of the securities present in person or by proxy at the meeting and entitled to vote on the election of directors vote or give Consents for the election of directors.

            Cumulative Voting. Where cumulative voting is permitted in the election of the directors, the Trustee, subject to the above, shall instruct the Custodian, to the greatest extent possible, to vote the securities or provide Consents in proportion to the votes cast or Consents provided for those nominees equal in number to the number of vacancies on the board of directors to be filled by the election who would have been elected had the Custodian not voted the securities.

            The provisions of paragraph 5 apply regardless of whether any matter submitted to holders of securities is contested and, subject to further order of the Court, regardless of whether persons other than holders of voting trust certificates are identified to the Trustee as purportedly sharing beneficial ownership or having an economic interest in any securities held in the Trust. Securities shall be voted by the Custodian in a manner that assures securities are present at the meeting for quorum purposes and that proportionate voting of such securities is effective and the Custodian shall provide any Consents or authorizations with respect to such securities in a manner and form that assures the proportionality of such Consent or authorization in accordance with the provision of paragraph 5.

            Subject to the above, the Trustee or the Custodian, as the case may be, may vote securities or execute written Consents or authorizations with respect to such securities by any means authorized by applicable law or the governing instruments of the issuer of the securities, including voting in person by its designated agent or by proxy to any other person or persons or to his or their substitute or substitutes, provided that no such person or substitute may be an affiliate or associate of a holder of voting trust certificates, the issuer of the securities or any person submitting a proposal for the vote, Consent or authorization of the holders of such securities, and provided further that any such person may only vote or provide a Consent or authorization in accordance with specific instructions given by Trustee.

            The Trustee's actions with respect to the Shares are governed by the Declaration and the Trustee has no plans or proposals that would result in any of the events enumerated in paragraphs (a) through (j) of
            Item 4.

            Under the Declaration, Victor Posner remained entitled to dividends and distributions on the Shares, provided that any dividends or distributions of voting securities of the Company would be subject to the Trust and would be voted by the Trustee in accordance with the provisions of paragraph 5 of the Declaration.

            Under paragraph 7 of the Declaration, Victor Posner could transfer the voting trust certificates representing the Shares and dispose of, pledge or transfer the Shares in accordance with the terms of paragraph 8 of the Declaration. The terms of paragraph 8 prohibit sales, transfers or pledges of Shares to affiliates (as that terms is defined in 17 C.F.R. Sec. 240.12b-2) or associates (as that term is defined in 17 C.F.R. Sec. 240.12b-2) of Victor Posner or to any person that has an agreement, arrangement, or understanding with Victor Posner with respect to acquiring, holding, voting or disposing of such Shares. Shares disposed of or transfered in accordance with paragraph 8 would no longer be subject to the Trust.

            The Trust will terminate as to the Shares upon the Company no longer being a Reporting Company or, as to Victor Posner and the Shares, upon his death.

Item 5.     Interest in Securities of the Issuer

                  See response to Item 4.

            Through April 28, 1994, certificates for 23,161,537 shares of Common Stock beneficially owned by Victor Posner had been received by the Custodian. Such shares represent approximately 25% of the Common Stock outstanding as of November 2, 1993.

            Through May 24, 1994, certificates for 33,246,565 shares of Common Stock owned by Victor Posner had been deposited in the Voting Trust or 33% of the Common Stock Reported as outstanding on November 2, 1993.

            This Amendment No. 3 amends Item 5 of this Schedule 13D as follows:

            The Voting Trustee has attempted to monitor the progress of the reorganization of NVF Company ("NVF") and was aware of the submission of the First Amended Joint Plan of Reorganization of NVF Company and the Official Committee of Unsecured Creditors Under Chapter 11 of the Bankruptcy Code (the "Plan") to the vote of creditors on or about February 29, 1996. On April 25, 1996, the United States Bankruptcy Court, by order (the "Confirmation Order"), confirmed the Plan.

            Under the "First Alternative" to the Plan, 100 shares of New Common Stock of the reorganized NVF Company would be issued to First Security and Investment Corp., a corporation controlled by Victor Posner and the shares of NVF Common Stock outstanding immediately prior to consummation of the Plan would be cancelled and NVF would cease to be subject to the reporting provisions of
            Section 13 or 15(d) of the Securities Exchange Act of 1934 (the "1934 Act").

            The Voting Trustee understands that on November 26, 1996, bankruptcy counsel to NVF has informally advised the Securities and Exchange Commission ("SEC") that the First Alternative of the Plan has been consummated. No order of consummation had been listed on the Bankruptcy Court's Docket by late November, 1996, nor, the Voting Trustee understands, had such an order been sought. Moreover, it appears that no Form 15 has been filed with the SEC to certify termination of its registration under Section 12(g) of the 1934 Act or the suspension of its reporting obligation under Section 15(d) of that Act. It does, however, appear that NVF has ceased to file reports with the SEC pursuant to the 1934 Act.

            As the result of the reported reorganization of NVF under the Plan, it appears that there are no shares of Common Stock of NVF subject to the Voting Trust.

            Although 891,690 shares of NVF Common Stock owned by Steven Posner were never deposited in the Voting Trust, as the result of the reported reorganization of NVF under the Plan, those shares apparently have been cancelled pursuant to the Confirmation Order.

Item 6.     Contracts, Arrangements, Understandings or
            Relationships with Respect to Securities of the Issuer

                  See response to Item 4.

Item 7.     Material to Be Filed as Exhibits

                  Declaration of Voting Trust pursuant to Trust
            Order dated March 2, 1994, entered by the United States District Court, Southern District of New York in Securities Exchange Commission v. Drexel Burnham Lambert Inc., et al., 88 Civ. 6209 (MP) (incorporated by reference to Exhibit filed with statement on
            Schedule 13D filed by the Trustee on April 6, 1994 with respect to shares of Common Stock of Salem Corporation).

                                   Signature

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 21, 1997


Signature:   /s/ George H. Heyman, Jr.

Name/Title:  George H. Heyman, Jr.,
             as Voting Trustee